Exhibit 12.1

Actuant Corporation

Statements Regarding Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands)

	Fiscal Year Ended August 31,					Three Months Ended:
	2004	2005	2006	2007	2008	November 30, 2007	November 30, 2008 (a)
Earnings from continuing operations before income tax expense and minority interest, as reported	$38,825	$105,708	$125,849	$151,690	$177,931	$42,570	$12,963

Adjustments:
Add: fixed charges	14,597	18,352	28,016	35,622	40,544	10,233	13,242
Less: capitalized interest	—	—	—	—	(171)	—	—

Earnings from continuing operations before income tax expense and minority interest, as adjusted	53,422	124,060	153,865	187,312	218,304	52,803	26,205

Fixed Charges:
Interest incurred	13,669	17,099	26,493	33,747	38,262	9,668	12,607
Interest component of rent expense (estimated at 7.25%)	928	1,253	1,523	1,875	2,282	565	635

	14,597	18,352	28,016	35,622	40,544	10,233	13,242

Earnings to fixed charges ratio	3.7	6.8	5.5	5.3	5.4	5.2	2.0

(a)	Earnings from continuing operations before income tax expense and minority interest for the three months ended November 30, 2008 include a $26,553 non-cash impairment charge related to the goodwill, intangible assets and fixed assets of the Recreational Vehicle reporting unit (as disclosed in the Company's Form 10-Q filed with the Securities and Exchange Commission on January 8, 2009). Excluding the impairment charge, the earnings to fixed charge coverage ratio would have been 4.0 for the three months ended November 30, 2008.